CUSIP No. 23559-26	Page	1	of	28

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3 )*

AmerAlia, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
023559-26
(CUSIP Number)
Mark Jackson, Director
Sentient Executive GP I, on behalf of the General Partner
Of Sentient Global Resources Fund I, L.P.,
Harbour Centre, 42 N. Church Street, P.O. Box 1348
Grand Cayman KY1-1108, Cayman Islands, BWI
345-814-6317
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
(with copy to)
Gregory A. Smith, Esq.
Quinn & Brooks LLP
9800 Mt. Pyramid Ct., Suite 400
Englewood, CO 80112
303-298-8443

May 27, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 23559-26	Page	2	of	28

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SENTIENT USA RESOURCES FUND, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		129,373,670

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		129,373,670

WITH:	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	129,373,670*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	88.24%

14	TYPE OF REPORTING PERSON

	PN
* The reporting person disclaims beneficial ownership of shares owned and additional shares that may be acquired by Sentient USA Resources Fund II, LP. The percentage of class represented by the amount in Row 11 does not include any shares owned by or that may be acquired by Sentient USA Resources Fund II, LP.

CUSIP No. 23559-26	Page	3	of	28

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SENTIENT EXECUTIVE MLP 1, LIMITED

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		138,331,723

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		138,331,723

WITH:	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	138,331,723

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	93.7%

14	TYPE OF REPORTING PERSON

	CO

CUSIP No. 23559-26	Page	4	of	28

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SENTIENT GLOBAL RESOURCES FUND I, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		129,373,670

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		129,373,670

WITH:	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	129,373,670*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	88.24%*

14	TYPE OF REPORTING PERSON

	PN
* The reporting person disclaims beneficial ownership of shares owned and additional shares that may be acquired by Sentient USA Resources Fund II, LP. The percentage of class represented by the amount in Row 11 does not include any shares owned by or that may be acquired by Sentient USA Resources Fund II, LP.

CUSIP No. 23559-26	Page	5	of	28

1	NAMES OF REPORTING PERSONS I.R.S IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SENTIENT GP I, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		129,373,670

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		129,373,670

WITH:	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	129,373,670*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	88.24%*

14	TYPE OF REPORTING PERSON

	PN
* The reporting person disclaims beneficial ownership of shares owned and additional shares that may be acquired by Sentient USA Resources Fund II, LP. The percentage of class represented by the amount in Row 11 does not include any shares owned by or that may be acquired by Sentient USA Resources Fund II, LP.

CUSIP No. 23559-26	Page	6	of	28

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SENTIENT EXECUTIVE GP I, LIMITED

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		129,373,670

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		129,373,670

WITH:	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	129,373,670*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	88.24%

14	TYPE OF REPORTING PERSON

	CO
* The reporting person disclaims beneficial ownership of shares owned and additional shares that may be acquired by Sentient USA Resources Fund II, LP. The percentage of class represented by the amount in Row 11 does not include any shares owned by or that may be acquired by Sentient USA Resources Fund II, LP.

CUSIP No. 23559-26	Page	7	of	28

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MGH LIMITED

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		138,331,723

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		138,331,723

WITH:	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	138,331,723

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	93.7%

14	TYPE OF REPORTING PERSON

	CO

CUSIP No. 23559-26	Page	8	of	28

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SENTIENT GLOBAL RESOURCES TRUST NO. 1

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Australia

	7	SOLE VOTING POWER

NUMBER OF		129,373,670

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		129,373,670

WITH:	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	129,373,670*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	88.24%*

14	TYPE OF REPORTING PERSON

	OO
* The reporting person disclaims beneficial ownership of shares owned and additional shares that may be acquired by Sentient USA Resources Fund II, LP. The percentage of class represented by the amount in Row 11 does not include any shares owned by or that may be acquired by Sentient USA Resources Fund II, LP.

CUSIP No. 23559-26	Page	9	of	28

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SENTIENT (AUST.) PTY, LIMITED

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Australia

	7	SOLE VOTING POWER

NUMBER OF		129,373,670

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		129,373,670

WITH:	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	129,373,670*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	88.24%*

14	TYPE OF REPORTING PERSON

	PN
* The reporting person disclaims beneficial ownership of shares owned and additional shares that may be acquired by Sentient USA Resources Fund II, LP. The percentage of class represented by the amount in Row 11 does not include any shares owned by or that may be acquired by Sentient USA Resources Fund II, LP.

CUSIP No. 23559-26	Page	10	of	28

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SENTIENT USA RESOURCES FUND II, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		8,958,053

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		8,958,053

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	8,958,053*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	49%*

14	TYPE OF REPORTING PERSON

	PN
* The reporting person disclaims beneficial ownership of shares that may be acquired by Sentient USA Resources Fund, LP. The percentage of class represented by the amount in Row 11 does not include any shares that may be acquired by Sentient USA Resources Fund, LP.

CUSIP No. 23559-26	Page	11	of	28

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SENTIENT GLOBAL RESOURCES FUND II, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		8,958,053

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		8,958,053

WITH:	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	8,958,053*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	49%*

14	TYPE OF REPORTING PERSON

	PN
* The reporting person disclaims beneficial ownership of shares that may be acquired by Sentient USA Resources Fund, LP. The percentage of class represented by the amount in Row 11 does not include any shares that may be acquired by Sentient USA Resources Fund, LP.

CUSIP No. 23559-26	Page	12	of	28

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SENTIENT GP II, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		8,958,053

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		8,958,053

WITH:	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	8,958,053*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	49%*

14	TYPE OF REPORTING PERSON

	PN
* The reporting person disclaims beneficial ownership of shares owned and additional shares that may be acquired by Sentient USA Resources Fund II, LP. The percentage of class represented by the amount in Row 11 does not include any shares owned by or that may be acquired by Sentient USA Resources Fund II, LP.

CUSIP No. 23559-26	Page	13	of	28

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SENTIENT EXECUTIVE GP II, LIMITED

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		8,958,053

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		8,958,053

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	8,958,053*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	49%*

14	TYPE OF REPORTING PERSON

	CO
* The reporting person disclaims beneficial ownership of shares owned and additional shares that may be acquired by Sentient USA Resources Fund II, LP. The percentage of class represented by the amount in Row 11 does not include any shares owned by or that may be acquired by Sentient USA Resources Fund II, LP.

CUSIP No. 23559-26	Page	14	of	28

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SENTIENT GLOBAL RESOURCES TRUST II

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		8,958,053

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		8,958,053

WITH:	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	8,958,053*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	49%*

14	TYPE OF REPORTING PERSON

	OO
* The reporting person disclaims beneficial ownership of shares that may be acquired by Sentient USA Resources Fund, LP. The percentage of class represented by the amount in Row 11 does not include any shares that may be acquired by Sentient USA Resources Fund, LP.

Item 1. Security and Issuer
Item 2. Identity and Background
Item 3. Source and Amount of Funds or Other Consideration
Item 4. Purpose of Transaction
Item 5. Interest in Securities of the Issuer
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 7. Material to be Filed as Exhibits
Signatures
Debenture Purchase Agreement
Interest Purchase Agreement
Contribution Agreement
Contribution Agreement
Promissory Note
Promissory Note Extension Agreement
General Release
Filing Agreement

CUSIP No. 23559-26	Page	15	of	28
Item 1. Security and Issuer
This filing relates to the common stock (the “Common Stock”) of AmerAlia, Inc. (“AmerAlia”), a Utah corporation. The address of AmerAlia’s principal office is 9233 Park Meadows Drive, Lone Tree, CO 80124
Item 2. Identity and Background
          (a) — (c) The entities filing this Schedule are all directly or indirectly tied to each other through a series of complex documents. The complexity of the relationships among the various Reporting Persons was in part a result of tax planning and structuring. This Schedule is being filed jointly by: (i) Sentient USA Resources Fund, L.P. (“Partnership I”), (ii) Sentient Executive MLP I, Limited (“MLP I”), (iii) Sentient Global Resources Fund I L.P. (“Fund I”), (iv) Sentient GP I, LP (“GP I”), (v) Sentient Executive GP, I Limited (“Executive I”), (vi) MGH Limited (“MGH”), (vii) Sentient Global Resources Trust No. 1 (“Trust I”), (viii) Sentient (Aust.) Pty. Limited (“Trustee I”), (ix) Sentient USA Resources Fund II, L.P. (“Partnership II”), (x) Sentient Global Resources Fund II, L.P. (“Fund II”), (xi) Sentient GP II, LP (“GP II”), (xii) Sentient Executive GP, II Limited (“Executive II”), and (xiii) Sentient Global Resources Trust II (“Trust II”) (the foregoing are collectively referred to herein as the “Reporting Persons”).
          Partnership I is a Delaware limited partnership. Its general partner is MLP I, a Cayman Islands exempted company. There are two limited partners of Partnership I, Fund I, a Cayman Islands exempted limited partnership and Trust I, an Australian Unit Trust. The general partner of Fund I is GP I, a Cayman Islands limited partnership. The general partner of Sentient GP I is Executive I, a Cayman Islands exempted company. The trustee of Trust I is Trustee I, a corporation organized in Australia. The principal business of Fund I and Trust I is making investments in (including making loans to) public and private companies engaged in mining and other natural resource activities. The principal business of Partnership I is to own one or more of the investments for Fund I and Trust I that are located in the USA. The principal business of MLP I is performing the functions of and serving as the sole general partner of Partnership I. The principal business of GP I is performing the functions of and serving as the sole general partner of Fund I and the principal business of Executive I is performing the functions of and serving as the sole general partner of GP I. Investment decisions related to investments of Partnership I are made by MLP I with the approval of Fund I and Trust I. Investment decisions of Fund I are made by Executive I and investments decisions of Trust I are made by Trustee I.
          Partnership II is a Delaware limited partnership. Its general partner is MLP I, a Cayman Islands exempted company. There are two limited partners of Partnership II, Fund II, a Cayman Islands exempted limited partnership and Trust II, an Cayman Islands Trust. The general partner of Fund II is GP II, a Cayman Islands limited partnership. The general partner of GP II is Executive II, a Cayman Islands exempted company. Executive II is also acting as the custodian on behalf of the trustee of Trust II. The trustee of Trust II was Q & H Corporate Services, Ltd. Q & H has been merged into a company known as Mourant Corporate Services Ltd. (“Mourant”). Mourant has advised Trust II that it wishes to get out of the business of acting as a trustee for trusts. Trust II is in the process of setting up a company that will be formed under the laws of the Cayman Islands to act as Trustee II. That company will be an affiliate of the Reporting Persons. Until a substitute Trustee has been formed, receives all necessary licenses, and assumes the obligations to act as Trustee of Trust II, Executive II, as custodian for the trustee of Trust II has assumed fiduciary duties to Trust II and will be making the investment decisions for Trust II. The principal business of Fund II and Trust II is making investments in (including making loans to) public and private companies engaged in mining and other natural resource activities. The principal business of Partnership II is to own one or more of the investments for Fund II and Trust II that are located in the USA. The principal business of MLP I is performing the functions of and serving as the sole general partner of Partnership II. The principal business of GP II is performing the functions of and serving as the sole general partner of Fund II and the principal business of Executive II is performing the functions of and serving as the sole general partner of GP II. Investment decisions related to investments of Partnership II are made by MLP I with the approval of Fund II and Trust II. Investment decisions of Fund II and Trust II are made by Executive II.
          MGH is a company incorporated in the Cayman Islands and its principal business is serving as an ownership entity for its three shareholders. MGH a 50% owner of Executive I and Trustee I and is a 49.9% owner of Executive II and MLP I.
          The principal offices of Partnership I, Fund I, MLP I, GP I, Executive I, MGH, Partnership II, Fund II, GP II, Trust II and Executive II is Harbour Centre, 42 N. Church Street, P.O. Box 1348, Grand Cayman KY1-1108, Cayman Islands, BWI. The principal office of Trust I is Level 24, Australia Square Tower, 264 George Street,

CUSIP No. 23559-26	Page	16	of	28
Sydney NSW 2000, Australia. The name, business address, and principal occupation or employment of each director of MGH, Executive I, Trustee I, MLP I, and Executive II, are set forth on Schedule A hereto, which is incorporated herein by reference. Such persons are referred to herein as Schedule A persons.
     (d) During the past 5 years, none of the Reporting Persons, and to the best knowledge of the Reporting persons, none of the Schedule A Persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).
     (e) During the past 5 years, none of the Reporting Persons, and to the best knowledge of the Reporting persons, none of the Schedule A Persons a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, or a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     (f) The citizenship of the Schedule A Persons who are natural persons is set forth on Schedule A and incorporated herein by this reference.
Item 3. Source and Amount of Funds or Other Consideration
          The funds used by Partnership I to complete the purchase described in the Debenture Purchase Agreement described in Item 4 below are funds on hand that are available for investment. Pursuant to the loan described in Item 4 below, effective May 27, 2008, Partnership I loaned AmerAlia $465,000. These funds are proceeds of the sale of interest by Partnership I to a fund that is related to Partnerships I and II, Sentient Global Resources Fund III, L.P. (“Fund III”) which is also described in Item 4 below, which proceeds are available to Partnership I for investment.
Item 4. Purpose of Transaction
          Except for Partnership II, none of the Reporting Persons owns any shares of AmerAlia. Partnership II owns 7,929,820 shares of common stock of AmerAlia. Partnership I owns warrants and exchange rights, which if exercised, would permit Partnership I to acquire shares of AmerAlia. Most of the warrants and exchange rights were originally acquired by Fund I and Trust I in connection with loans made by Trust I and Fund I to AmerAlia’s subsidiary. These loans are evidenced, in part, by the secured debentures (Exhibits C-F), which have been transferred to Partnership I together will all other interests owned by Trust I and Fund I that relate to AmerAlia and its subsidiary Natural Soda Holdings, Inc. (“NSHI”) and its partially owned subsidiary Natural Soda, Inc. (“NSI”). NSI is the operating company that is partially owned (46.5%) by NSHI. Additionally, Partnership I loaned money (described below) to AmerAlia and has the right to convert amounts owed to it into shares of common stock of AmerAlia. This statement reports four separate transactions, each of which was entered into on May 27, 2008:
(i)	On May 27, 2008, Partnership I entered into a Debenture Purchase Agreement (Exhibit W) with Natural Soda, Inc., a second tier partially owned subsidiary of AmerAlia. That agreement is effective as of October 31, 2007, Pursuant to that agreement, Partnership I purchased from Natural Soda, Inc., a Secured Series A 10% Debentures Due September 30, 2005 (Exhibit X) issued by NSHI in the principal amount of $750,000 plus interest that was accrued thereon as of the purchase date in the amount of $271,215.75 (as of October 31, 2007), and interest accruing thereafter. The purpose of this transaction was to provide additional working capital to Natural Soda, Inc. As a condition of completing this purchase, NSI delivered a General Release (Exhibit DD) pursuant to which AmerAlia, NSHI, and NSI released claims against several of the Reporting Persons and their affiliates, and Bill Gunn, and Robert van Mourik released claims against several of the Reporting Persons and their affiliates and against AmerAlia, NSHI and NSI.

(ii)	On May 27, 2008, a fund that has been established by the Sentient group of companies for purposes similar to Partnerships I and II, Sentient Global Resources Fund III, L.P. (“Fund III”), entered into an Interest Purchase Agreement (Exhibit Y) with AmerAlia and with Partnership I. Pursuant to this agreement, Fund III purchased interest owed to AmerAlia ($1,406,875) and Partnership I ($2,076,334.20) on the Series A Debentures owned by each (in the form of Exhibit

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X) as of March 31, 2008. The purpose of this transaction is to provide capital to AmerAlia so that it may make payments to secured creditors of AmerAlia that are owed money pursuant to several Series A Debenture Secured Promissory Notes due September 30, 2005 issued by AmerAlia to several individuals. Interest was also purchased from Partnership I for the purpose of providing it with additional capital to invest in Natural Soda, Inc., to permit it to loan funds to AmerAlia (both of which are described below), and as a partial return on its investment.

(iii)	Effective May 27, 2008, the two shareholders of Natural Soda, Inc., Partnership I (53.5%) and NSHI (46.5%) made additional capital contributions to Natural Soda, Inc. in an aggregate amount of $1,000,000 (Exhibits Z and AA). These proceeds will be used by NSI to fund the drilling of an additional well. To enable NSHI to make its capital contribution, Partnership I made a loan of $465,000 to AmerAlia, effective May 27, 2008, evidenced by a Promissory Note (Exhibit BB). (See Item 4(b) below).

(iv)	On May 27, 2008, Partnership II and AmerAlia agreed to extend until July 31, 2008, the maturity date of the loan to AmerAlia of $350,000 (originally made on August 24, 2007 and originally due on December 31, 2007) (Exhibit CC). That loan was made to resolve claims with one of its creditors and to help pay legal and audit fees so that AmerAlia may bring itself current in required filings with the Securities and Exchange Commission which have not been made when due and have not completed audits for the Fiscal Years ended June 30, 2006 and 2007. AmerAlia has not yet made those required filings.
Payments required under the debentures issued by NSHI and owned by Partnership I (and the unsecured debt purchased by Partnership II from the Mars Trust) have not been made when due and Partnership I and Partnership II have the right to declare a default thereunder. If Partnership I declares a default under its debentures, it has the right to take control of the Board of Directors of NSHI or to purchase shares so that it has control of NSHI. Once the defaults are cured, any directors appointed by Partnership I for the purposes of curing the default will be removed and any shares of NSHI purchased will be repurchased by NSHI at cost. These provisions are set forth in Section 3.01(d) of the Securityholder Agreement (Exhibit A). Partnership I reserves the right to declare a default under the debentures at any time, and to exercise these or any other remedies. The Reporting Persons disclaim any undertaking to advise if Partnership I elects not to declare a default, and any election not to exercise these or any other remedies.
     Further, substantially all of the assets of NSI and NSHI have been pledged as collateral for the Series A and Series B debentures issued by NSHI which are owned by (i) Partnership I (including the Series A Debenture purchased pursuant to the Debenture Purchase Agreement); (ii) AmerAlia and pledged by it to third parties; and (iii) Fund III (interest purchased from AmerAlia and Partnership I). If the indebtedness of NSHI is not restructured (discussed in Item 4(b) below) and the creditors, led by Partnership I, exercise their rights as secured creditors it is possible that the assets of NSHI and NSI would be sold with the proceeds used to discharge indebtedness of NSHI and NSI and only the surplus, if any, would be available to NSHI, NSI, and AmerAlia, as appropriate. The Reporting Persons do not believe that there would be any surplus. The Reporting Persons disclaim any undertaking to advise if Partnership I elects not to declare a default, and any election not to exercise these or any other remedies.
          The Reporting Persons may evaluate on an ongoing basis AmerAlia’s (and NSHI’s and NSI’s) financial condition, business operations and prospects, the market price of AmerAlia’s common shares, conditions of securities markets generally, general economic and industry conditions and other factors. Any one or more of the Reporting Persons may hold discussions with AmerAlia, NSHI or NSI in which they may suggest or take a position with respect to potential changes in the operations, management or capital structure of AmerAlia, NSHI or NSI as a means of enhancing shareholder value. Such suggestions or positions may relate to one or more of the transactions described in Items 4(a) through (j) of Schedule 13D under Rule 13d-1(a).
          (a) The acquisition of additional securities of the Issuer, or the disposition of securities of the Issuer.
          Partnership I made a loan of $465,000 to AmerAlia, effective May 27, 2008 and evidenced by a Promissory Note (Exhibit BB). The loan bears interest at six percent per annum and is payable on or before July 31, 2008. The note (Exhibit BB) evidencing that loan is convertible by Partnership I into shares of AmerAlia at

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$0.36 per share. If the note is converted, Partnership I would receive 1,305,473 shares of AmerAlia’s common stock (assuming that interest accrued through the maturity date is also converted).
     On August 24, 2007, Partnership II loaned AmerAlia $350,000 to resolve claims with one of its creditors and to help pay legal and audit fees so that AmerAlia may bring itself current in required filings with the Securities and Exchange Commission which have not been made when due. The loan bears interest at six percent per annum and is payable on or before December 31, 2007, which date has been extended to July 31, 2008 (Exhibit CC). The note (Exhibit U) is convertible by Partnership II into shares of AmerAlia at $0.36 per share. If the note is converted, Partnership II would receive 1,028,233 shares of AmerAlia’s common stock (assuming that interest accrued through the extended maturity date is also converted).
          Partnership I, Partnership II and Fund III are in discussions with AmerAlia, NSHI, and NSI concerning recapitalizing the investments originally made by Trust I and Fund I (including the remaining debentures owned by Partnership I, all other interests of Partnership I, Partnership II, and Fund III in AmerAlia, NSHI, and NSI, including interests purchased from the Mars Trust by Partnership II and the 53.5% of the common stock of NSI owned by Partnership I). Partnership I, Partnership II, and Fund III have discussed various alternatives for restructuring, including exchanging some or all of the securities they own for other securities of AmerAlia, NSHI, and/or NSI and exchanging debt for equity. The Reporting Persons believe that it is unlikely that these discussions will lead to a definitive agreement unless AmerAlia is current in its filings with the Securities and Exchange Commission, including filing all overdue reports with the Securities and Exchange Commission and completing the audits necessary for filing those reports. There is no assurance that the discussions will result in any agreement and the Reporting Persons disclaim any obligation to disclose any failure to reach such an agreement.
          Interests in AmerAlia, NSHI or NSI may be transferred by Partnership I, Partnership II and Fund III so that such interest are owned by them in different proportions. There is no current plan by the Reporting Persons to transfer any interests in AmerAlia, NSHI or NSI to any person not related to the Reporting Persons.
          (b) Any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries.
          See Item 4(a) above. There is no assurance that the discussions concerning the reorganization and/or recapitalization of AmerAlia and it subsidiaries will result in any agreement and the Reporting Persons disclaim any obligation to disclose any failure to reach such an agreement.
          (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries.
          As of the date of this filing, NSHI has failed to make required payments of principal and interest on its Series A, B1 and C debentures. Partnership I is the largest secured creditor of NSHI and NSI and, as a result of acquiring various interests from the Mars Trust, Partnership II is the largest unsecured creditor of those entities and AmerAlia. If Partnership I, Partnership II, Fund III, AmerAlia, NSHI and NSI are unable to recapitalize NSHI (described in Item 4(a) above), the secured creditors, led by Partnership I, may exercise their rights in the collateral for the debentures, which collateral constitutes essentially all of the assets of NSHI and NSI. If that collateral is sold or transferred to the creditors, there may be no assets remaining for the other subordinated creditors of NSHI or for AmerAlia. Partnership I reserves the right to declare a default under the debentures at any time, and to exercise these or any other remedies. The Reporting Persons disclaim any undertaking to advise if Partnership I elects not to declare a default, and any election not to exercise these or any other remedies.
          (d) Any change in the present board or directors or management of the Issuer, including plans or proposals to change the number of term of directors or to fill any existing vacancies on the board.
          Partnership I has the right to appoint two directors of NSHI and two directors of NSI. As of May 27, 2008, Partnership I had only appointed two directors of NSI, Mark Jackson and Peter Cassidy and Partnership I had not appointed any directors of NSHI. Mark Jackson is a director of Executive I, Executive II, and MLP I. Peter Cassidy is a director of Trustee I, Executive I, Executive II, and MLP I. The Reporting Persons have suggested that AmerAlia, NSHI and NSI retain the services of an additional management level employee for the operations and intend to suggest up to three persons to be nominated for election as directors of AmerAlia, once AmerAlia is current with its required filings with the Securities and Exchange Commission.

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          Partnership I has the right to declare a default under the NSHI debentures it acquired from Trust I and Fund I and may appoint 2/3rds of the Board of Directors of NSHI for the purpose of curing defaults under NSHI’s debentures. Partnership I reserves the right to declare a default under the debentures at any time, and to exercise this or any other remedy. The Reporting Persons disclaim any undertaking to advise if Partnership I elects not to declare a default, and any election not to exercise this or any other remedy.
          (e) Any material change in the present capitalization or dividend policy of the Issuer.
          None, except as described herein.
          (f) Any other material change in the Issuer’s business or corporate structure. None, except as set forth herein.
          None, except as described herein.
          (g) Changes to the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person.
          None. AmerAlia needs to call a shareholders meeting to approve the amendment of its articles of incorporation to permit sufficient shares of capital stock to be issued to satisfy the exchange rights of Partnership I and, if needed, so that any agreed-upon recapitalization may occur.
          (h) Causing a class of securities of the Issuer to be delisted form a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.
          None. AmerAlia will need to be current in its filing obligations with the Securities Exchange Commission to facilitate any restructuring.
          (i) Causing a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act.
          None.
          (j) Any action similar to any of those enumerated above.
          None.
Item 5. Interest in Securities of the Issuer
The Reporting Persons have several different interests in securities of AmerAlia:
(i)	Partnership II purchased 7,929,820 shares of the common stock of AmerAlia from the Mars Trust effective August 22, 2007, at a purchase price of $0.30 per share or $2,378,946. These shares represent 45.99% of AmerAlia’s issued and outstanding shares of common stock (based on the numbers from AmerAlia’s Form 10-KSB for December 31, 2006).

(ii)	On August 24, 2007, Partnership II loaned AmerAlia $350,000. The note evidencing that loan (Exhibit U) is convertible by Partnership II into shares of AmerAlia at $0.36 per share. That note was originally due on December 31, 2007, which date has been extended to July 31, 2008 (Exhibit CC). If the note is converted, Partnership II would receive 1,028,233 shares of AmerAlia’s common stock (assuming that interest accrued through the extended maturity date is also converted). If the conversion occurs as described, Partnership II would own 49 % of the common stock of AmerAlia (ignoring any additional shares that may be acquired by Partnership I, Partnership II or by Fund III, but including the shares Partnership II currently owns).

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(iii)	On May 27, 2008 Partnership I loaned AmerAlia $465,000. The Note evidencing that loan (Exhibit BB) bears interest at 6% per annum, compounded monthly and is due on or before July 31, 2008. That note is convertible by Partnership I into shares of AmerAlia at $0.36 per share. If the note is converted on the maturity date, Partnership I would receive 1,305,473 shares of AmerAlia’s common stock (assuming that interest accrued through the extended maturity date is also converted). If the conversion occurs as described, Partnership I would own 7 % of the common stock of AmerAlia (ignoring any additional shares that may be acquired by Partnership I, Partnership II or by Fund III).

(iv)	Partnership I has warrants to purchase 600,000 shares of common stock of AmerAlia. The exercise price is $1.00 and the warrants expire on March 19, 2009. If exercised, Partnership I would acquire 600,000 shares of AmerAlia’s issued and outstanding shares of common stock or approximately 3.36% (ignoring any shares that may be acquired by Partnership I with its exchange rights and also ignoring any shares owned or that may be acquired by Partnership II or by Fund III).

(v)	Partnership I has the right to exchange the Series B1 Debentures and the shares of common stock of NSI that Partnership I owns, into shares of AmerAlia’s common stock. The exact number of shares of Common Stock that may be acquired by Partnership I pursuant to the exchange rights depends on several factors, none of which can be determined until the exchange rights have been exercised. Those factors (which are described in detail in Section 3.15(b) of the Securityholder Agreement, Exhibit A) are: (i) the amount of unpaid principal and interest on Series B1 Debentures, (ii) the value of the shares of NSI owned by Partnership I (which itself is determined by determining the Adjusted EBITDA of NSI allocating to Partnership I the percentage of NSI’s Adjusted EBITDA based on Partnership I’s share ownership (i.e., 53.5%), and multiplying the result times 5, all as set forth in the Securityholder Agreement), and (iii) the Exchange Price (which is 85% of the average between the bid and the asked prices of the Common Stock of AmerAlia during the 30 calendar days prior to exercise of the exchange rights) and the other terms and conditions of the exchange rights, conversion rights and warrant purchase rights. The numbers set forth in this filing are an estimate assuming that (i) the maximum amount of principal and interest that Partnership I could claim as of April 30, 2008 is the total amount payable as of the time the rights are exercised, (ii) The Adjusted EBITDA of NSI was estimated for the purposes of this calculation to be approximately $2,110,697 for the twelve months ended April 30, 2008 (the Reporting Persons were unable to obtain precise breakdowns of well field expenses or a complete explanation of a couple of other charges included in the financial information provided by AmerAlia, forcing the Reporting Persons to estimate some of the components of the required calculation), and (iii) using the closing price of AmerAlia’s common stock on April 29, 2008, of $.54, instead of the average between the bid and the ask price of the shares of common stock of AmerAlia for the 30 days prior to the date of exchange to determine the Exchange Price (the stock of AmerAlia does not trade on a regular basis and has traded as high as $1.01 per share and as low as $.54 per share, closing as high as $.70 and as low as $.54 during the thirty-day period prior to May 27, 2008). The higher the trading price, the lower the number of shares that could be acquired by Partnership I pursuant to the exchange rights).
The effect of the foregoing is that Partnership I could acquire up to a maximum of 129,373,670 shares of common stock of AmerAlia (a maximum of 88.24 % of AmerAlia’s common stock), assuming the warrants are exercised and the maximum amount of interest that could be claimed by Partnership I, with the exchange price equal 85% of $0.54 per share or $0.46 per share). Included in the foregoing are up to 1,305,473 shares of AmerAlia which Partnership I could obtain upon the conversion of the $465,000 promissory note referenced in Item 4(a) above (assuming that it is converted on its maturity date of July 31, 2008, and inclusive of all interest thereon) (a maximum of 7% of AmerAlia after giving effect to the issuance of the conversion shares, but assuming that Partnership I does not acquire any other shares).
Partnership II owns 7,929,820 shares and could acquire up to an additional 1,028,233 shares of AmerAlia upon the conversion of the $350,000 promissory note referenced in Item 4(a) above (assuming that it is converted on its extended maturity date of July 31, 2008, and inclusive of all interest thereon) (a maximum of 49 % of AmerAlia after giving effect to the issuance of the conversion shares).

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If Partnership I and Partnership II acquire the maximum number of shares (based on the foregoing assumptions and assuming that AmerAlia’s authorized capital is amended as described in Item 4(g) above), collectively Partnerships I and II would collectively own 138,331,723 shares of AmerAlia or 93.7% of AmerAlia’s issued and outstanding common stock.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
          None, except as described herein.
Item 7. Material to be Filed as Exhibits
(A)	Securityholder Agreement dated March 19, 2004, by and among AmerAlia, Inc., Natural Soda, Inc., Natural Soda Holdings, Inc., Sentient Executive GP I, Limited acting on behalf of the General Partner of Sentient Global Resources Fund I, L.P. and Sentient (Aust) Pty. Limited acting on behalf of Sentient Global Resources Trust No. 1. (Filed with the original filing reporting an event of September 2, 2004 and incorporated herein by this reference).

(B)	Letter of Amendment to the Securityholder Agreement effective July 31, 2004 by and among AmerAlia, Inc., Natural Soda, Inc., Natural Soda Holdings, Inc., Sentient Executive GP I, Limited acting on behalf of the General Partner of Sentient Global Resources Fund I, L.P. and Sentient (Aust) Pty. Limited acting on behalf of Sentient Global Resources Trust No. 1. (Filed with the original filing reporting an event of September 2, 2004 and incorporated herein by this reference).

(C)	Secured Subordinated Series B1 Debenture due February 19, 2008 in the principal amount of $9,265,260 issued by Natural Soda Holdings, Inc. to Sentient Executive GP I, Limited acting on behalf of the General Partner of Sentient Global Resources Fund I, L.P. (Filed with the original filing reporting an event of September 2, 2004 and incorporated herein by this reference).

(D)	Secured Subordinated Series B1 Debenture due February 19, 2008 in the principal amount of $2,034,740 issued by Natural Soda Holdings, Inc. to Sentient (Aust) Pty. Limited acting on behalf of Sentient Global Resources Trust No. 1. (Filed with the original filing reporting an event of September 2, 2004 and incorporated herein by this reference).

(E)	Secured Subordinated Series B2 Convertible Debenture due February 19, 2008 in the principal amount of $7,953,365 issued by Natural Soda Holdings, Inc. to Sentient Executive GP I, Limited acting on behalf of the General Partner of Sentient Global Resources Fund I, L.P. (Filed with the original filing reporting an event of September 2, 2004 and incorporated herein by this reference).

(F)	Secured Subordinated Series B2 Convertible Debenture due February 19, 2008 in the principal amount of $1,746,635 issued by Natural Soda Holdings, Inc. to Sentient (Aust) Pty. Limited acting on behalf of Sentient Global Resources Trust No. 1. (Filed with the original filing reporting an event of September 2, 2004 and incorporated herein by this reference).

(G)	Management and Cost Reimbursement Agreement, dated March 19, 2004 and effective October 1, 2003, by and among AmerAlia, Inc., Natural Soda, Inc., Natural Soda Holdings, Inc., Sentient Executive GP I, Limited acting on behalf of the General Partner of Sentient Global Resources Fund I, L.P. and Sentient (Aust) Pty. Limited acting on behalf of Sentient Global Resources Trust No. 1. (Filed with the original filing reporting an event of September 2, 2004 and incorporated herein by this reference).

(H)	Warrant to Purchase 491,957 shares of Common Stock, issued by AmerAlia, Inc. to Sentient Executive GP I, Limited acting on behalf of the General Partner of Sentient Global Resources Fund I, L.P. (Filed with the original filing reporting an event of September 2, 2004 and incorporated herein by this reference).

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(I)	Warrant to Purchase 108,043 shares of Common Stock, issued by AmerAlia, Inc. to Sentient (Aust) Pty. Limited acting on behalf of Sentient Global Resources Trust No. 1. (Filed with the original filing reporting an event of September 2, 2004 and incorporated herein by this reference).

(J)	Shareholder Voting Agreement dated March 19, 2004 by and among Jacqueline B. Mars as Trustee for the Jacqueline Badger Mars Trust dated February 5, 1975, as amended and Robert C.J. van Mourik, Bill H. Gunn, Neil E. Summerson, Robert A. Cameron, Geoffrey Murphy and James V. Riley. (Filed with the original filing reporting an event of September 2, 2004 and incorporated herein by this reference).

(K)	Filing Agreement Dated September 1, 2004 Regarding Joint Filing Of Schedule 13D, by and between Sentient (Aust) Pty. Limited acting on behalf of Sentient Global Resources Trust No. 1. and Sentient Executive GP I, Limited acting on behalf of the General Partner of Sentient Global Resources Fund I, L.P. and Sentient (Aust) Pty. Limited acting on behalf of Sentient Global Resources Trust No. 1. (Filed with the original filing reporting an event of September 2, 2004 and incorporated herein by this reference).

(L)	Contribution Agreement, dated May 23, 2007, by and between Sentient (Aust.) Pty. Limited acting on behalf of Sentient Global Resources Trust No. I and Sentient USA Resources Fund, L.P. (Filed with Amendment No. 1 reporting an event of May 23, 2007 and incorporated herein by this reference)

(M)	Contribution Agreement, dated May 23, 2007, by and between Sentient Executive GP I, Limited on behalf of the general partner of Sentient Global Resources Fund I, L.P. and Sentient USA Resources Fund, L.P. (Filed with Amendment No. 1 reporting an event of May 23, 2007 and incorporated herein by this reference)

(N)	Filing Agreement Dated June 4, 2007, Regarding Joint Filing Of Schedule 13D, by and between Sentient (Aust) Pty. Limited acting on behalf of Sentient Global Resources Trust No. 1, Sentient Executive GP I, Limited acting on behalf of the General Partner of Sentient Global Resources Fund I, L.P. and Sentient (Aust) Pty. Limited acting on behalf of Sentient Global Resources Trust No. 1, and Sentient USA Resources Fund, LP. (Filed with Amendment No. 1 reporting an event of May 23, 2007 and incorporated herein by this reference)

(O)	Agreement to Share Proceeds, dated March 19, 2007, by and among Sentient Executive GP I, Limited acting on behalf of the General Partner of Sentient Global Resources Fund I, L.P. and Sentient (Aust) Pty. Limited acting on behalf of Sentient Global Resources Trust No. 1 and Jacqueline B. Mars as Trustee of the Jacqueline Badger Mars Trust dated February 5, 1975. (Filed with Amendment No. 1 reporting an event of May 23, 2007 and incorporated herein by this reference)

(P)	Purchase Agreement entered into to be effective as of the 13th day of July, 2007 by and between Jacqueline B. Mars as Trustee of the Jacqueline Badger Mars Trust dated February 5, 1975, Jacqueline B. Mars individually, and Sentient USA Resources Fund II, L.P., a Delaware limited partnership. (Filed with Amendment No. 2 reporting an event of August 22, 2007 and incorporated herein by this reference)

(Q)	Third Amended and Restated Guaranty Agreement, filed as Exhibit 1 to AmerAlia’s Form 8-K reporting an event of December 17, 2001 and incorporated herein by this reference.

(R)	Fourth Amended and Restated Guaranty Agreement, filed as Exhibit 1 to AmerAlia’s Form 8-K reporting an event of March 29, 2002 and incorporated herein by this reference.

(S)	Addendum to the Third and Fourth Amended and Restated Guaranty Agreements — Exhibit 10.40 of AmerAlia’s Form 10-QSB for its quarter ended December 31, 2003 and incorporated herein by this reference.

(T)	Form of Unsecured Subordinated Series C Debenture Due February 19, 2008 filed as Exhibit 10.39 to AmerAlia’s Form 10-QSB for its quarter ended December 31, 2003 and incorporated herein by this reference.

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(U)	Promissory Note, dated August 24, 2007, in the principal amount of $350,000, from AmerAlia, Inc. to Sentient USA Resources Fund II, L.P. (Filed with Amendment No. 2 reporting an event of August 22, 2007 and incorporated herein by this reference).

(V)	Filing Agreement Dated August 22, 2007, Regarding Joint Filing Of Schedule 13D, by and among Sentient USA Resources Fund II, L.P., Sentient Global Resources Fund I L.P., Sentient Global Resources Trust No. 1, Sentient USA Resources Fund II, L.P., Sentient Global Resources Fund II, L.P., and Sentient Global Resources Trust II. (Filed with Amendment No. 2 reporting an event of August 22, 2007 and incorporated herein by this reference).

(W)	Debenture Purchase Agreement entered into May 27, 2008, to be effective as of the October 31, 2007, by and between Natural Soda, Inc. and Sentient USA Resources Fund II, L.P., a Delaware limited partnership. (Filed herewith).

(X)	Form of Secured Series A 10% Debenture Due September 30, 2005 issued by Natural Soda Holdings, Inc. to Natural Soda, Inc. filed as Exhibit 10.36 of AmerAlia’s Form 10-QSB for its quarter ended December 31, 2003 and incorporated herein by this reference.

(Y)	Interest Purchase Agreement entered into on May 27, 2008, by and between Natural Soda, Inc. and Sentient USA Resources Fund II, L.P., a Delaware limited partnership. (Filed herewith).

(Z)	Contribution Agreement (NSI), dated May 27, 2008, by and among, Sentient USA Resources Fund II, L.P., a Delaware limited partnership, Natural Soda Holdings, Inc., and Natural Soda, Inc. (Filed herewith).

(AA)	Contribution Agreement dated May 27, 2008, by and among, Natural Soda Holdings, Inc., and AmerAlia, Inc. (Filed herewith).

(BB)	Promissory Note, dated May 27, 2008, in the principal amount of $465,000, from AmerAlia, Inc. to Sentient USA Resources Fund, L.P. (Filed herewith).

(CC)	Promissory Note Extension Agreement dated May 27, 2008, to be effective as of December 31, 2007, by and between Sentient USA Resources Fund II, L.P., a Delaware limited partnership and AmerAlia, Inc. (Filed herewith).

(DD)	General Release dated May 27, 2008 to be effective as of December 31, 2007, by and among AmerAlia, NSHI, NSI, Robert van Mourik, and Bill H. Gunn and for the benefit of Fund I, Trust I, Partnership I, Fund II, and others.

(EE)	Filing Agreement dated May 27, 2008, regarding Joint Filing Of Schedule 13D, by and among Sentient USA Resources Fund II, L.P., Sentient Global Resources Fund I L.P., Sentient Global Resources Trust No. 1, Sentient USA Resources Fund II, L.P., Sentient Global Resources Fund II, L.P., Sentient Global Resources Trust II, and Sentient Global Resources Fund III, L.P. (Filed herewith).

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Signatures
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Sentient USA Resources Fund, L.P. By: Sentient Executive MLP1, Limited, General Partner		Sentient Global Resources Trust No. 1 By: Sentient (Aust) Pty. Limited, As Trustee

By:	/s/ Mark Jackson	By:	/s/ Peter Cassidy

	Mark Jackson, Director		Peter Cassidy, Director
Date: June 6, 2008		Date: June 6, 2008

Sentient Executive MLP1, Limited,		Sentient (Aust) Pty. Limited

By:	/s/ Mark Jackson	By:	/s/ Peter Cassidy

	Mark Jackson, Director		Peter Cassidy, Director
Date: June 6, 2008		Date: June 6, 2008

Sentient Global Resources Fund I, L.P. By: Sentient GP I, L.P., General Partner By: Sentient Executive GP I, Limited, General Partner		MGH Limited

By:	/s/ Mark Jackson	By:	/s/ Peter Cassidy

	Mark Jackson, Director		Peter Cassidy, Director
Date: June 6, 2008		Date: June 6, 2008

Sentient GP I, L.P By: Sentient Executive GP I, Limited, General Partner

By:	/s/ Mark Jackson

Mark Jackson, Director
Date: June 6, 2008

Sentient Executive GP I, Limited

By:	/s/ Mark Jackson

Mark Jackson, Director
Date: June 6, 2008

CUSIP No. 23559-26	Page	25	of	28

Sentient USA Resources Fund II, L.P.		Sentient Global Resources Fund II, L.P.
By: Sentient Executive MLP1, Limited, General Partner		By: Sentient GP II, L.P., General Partner By: Sentient Executive GP II, Limited, General Partner

By:	/s/ Mark Jackson	By:	/s/ Peter Cassidy

	Mark Jackson, Director		Peter Cassidy, Director
Date: June 6, 2008		Date: June 6, 2008

Sentient Global Resources Trust II By: Sentient Executive GP II, Limited, as custodian for the Trustee		Sentient GP II, L.P. By: Sentient Executive GP II, Limited General Partner		,

By:	/s/ Peter Cassidy	By:	/s/ Peter Cassidy

	Peter Cassidy, Director		Peter Cassidy, Director
Date: June 6, 2008		Date: June 6, 2008

Sentient Executive GP II, Limited

By:	/s/ Peter Cassidy

Peter Cassidy, Director
Date: June 6, 2008

CUSIP No. 23559-26	Page	26	of	28
SCHEDULE A
The (i) name, (ii) title, (iii) citizenship, (iv) principal occupation and (v) business address of each director of (A) Executive I, (B) Trustee I, (C) MGH, (D) MLP I, and (E) Executive II, are as follows. None of these companies has any executive officers.
A. Sentient Executive GP I, Limited

Name	Title	Citizenship	Principal Occupation	Business Address

David Lloyd	Director	U.S.	Head of Project and Commodity Finance — Asia Pacific Bayerische Hypo-und Vereinsbank AG	30 Cecil Street #26-01 Prudential Tower Singapore 049712

Mark A. Jackson	Director	Australian	Consultant	c/o Sentient GP I, L.P. Third Floor, Harbour Centre P.O. Box 10795 #42 North Church Street George Town, Grand Cayman Cayman Islands

Peter Cassidy	Director	Australian	Investment Manager	Suite 2401, Level 24 Australia Square Tower 264 George Street Sydney, NSW 2000 Australia

Ian Hume	Director	Australian	Investment Manager	Suite 2401, Level 24 Australia Square Tower 264 George Street Sydney, NSW 2000 Australia
B. Sentient (Aust) Pty. Limited

Name	Title	Citizenship	Principal Occupation	Business Address

Peter Cassidy	Director	Australian	Investment Manager	Suite 2401, Level 24 Australia Square Tower 264 George Street Sydney, NSW 2000 Australia

Ian Hume	Director	Australian	Investment Manager	Suite 2401, Level 24 Australia Square Tower 264 George Street Sydney, NSW 2000 Australia
C. MGH Limited

Name	Title	Citizenship	Principal Occupation	Business Address

Peter Cassidy	Director	Australian	Investment Manager	Suite 2401, Level 24 Australia Square Tower 264 George Street Sydney, NSW 2000

CUSIP No. 23559-26	Page	27	of	28

Name	Title	Citizenship	Principal Occupation	Business Address

Susanne Sesselmann	Director	Austrian	Investment Manager	Australia Am Wildzaun 19 D-82041, Oberhaching, Germany

Greg Link	Director	New Zealander	Investment Manager	3rd Floor, Zephyr House 122 Mary Street, P.O. Box 715, Grand Cayman KY1-1107 Cayman Islands
D. Sentient MLP I, Limited

Name	Title	Citizenship	Principal Occupation	Business Address

Mark A. Jackson	Director	Australian	Consultant	c/o Sentient GP I, L.P. Third Floor, Harbour Centre P.O. Box 10795 #42 North Church Street George Town, Grand Cayman Cayman Islands

Peter Cassidy	Director	Australian	Investment Manager	Suite 2401, Level 24 Australia Square Tower 264 George Street Sydney, NSW 2000 Australia

Susanne Sesselmann	Director	Austrian	Investment Manager	Am Wildzaun 19 D-82041, Oberhaching, Germany
E. Sentient Executive GP II, Limited

Name	Title	Citizenship	Principal Occupation	Business Address

Mark A. Jackson	Director	Australian	Consultant	c/o Sentient GP I, L.P. Third Floor, Harbour Centre P.O. Box 10795 #42 North Church Street George Town, Grand Cayman Cayman Islands

Peter Cassidy	Director	Australian	Investment Manager	Suite 2401, Level 24 Australia Square Tower 264 George Street Sydney, NSW 2000 Australia

Susanne Sesselmann	Director	Austrian	Investment Manager	Am Wildzaun 19 D-82041, Oberhaching, Germany
The (i) name, (ii) country of citizenship, (iii) principal occupation and (iv) business address of each person who may be deemed to control MGH are as follows:

CUSIP No. 23559-26	Page	28	of	28

Name	Citizenship	Principal Occupation	Business Address

Peter Cassidy	Australian	Investment Manager	Suite 2401, Level 24 Australia Square Tower 264 George Street Sydney, NSW 2000 Australia

Ian Hume	Australian	Investment Manager	Suite 2401, Level 24 Australia Square Tower 264 George Street Sydney, NSW 2000 Australia

Colin Maclean	Australian	Investment Manager	Suite 2401, Level 24 Australia Square Tower 264 George Street Sydney, NSW 2000 Australia

Susanne Sesselmann	Austrian	Investment Manager	Am Wildzaun 19 D-82041, Oberhaching, Germany

Greg Link	New Zealander	Investment Manager	3rd Floor, Zephyr House 122 Mary Street, P.O. Box 715, Grand Cayman KY1-1107 Cayman Islands